

CNB CORPORATION BOARD OF DIRECTORS

Harold G. Cushman, Jr., *Chairman*

James W. Barnette, Jr.	William O. Marsh
William R. Benson	George F. Sasser
Harold G. Cushman, III	Lynn G. Stevens
W. Jennings Duncan	John C. Thompson
Edward T. Kelaher	

CONWAY NATIONAL BANK OFFICERS

W. Jennings Duncan	President
L. Ford Sanders, II	Executive Vice President
William R. Benson	Senior Vice President
Marion E. Freeman, Jr.	Senior Vice President
Phillip H. Thomas	Senior Vice President
M. Terry Hyman	Senior Vice President
Raymond Meeks	Vice President
A. Mitchell Godwin	Vice President
Jackie C. Stevens	Vice President
Betty M. Graham	Vice President
Ernest J. Lareau	Vice President
F. Timothy Howell	Vice President
E. Wayne Suggs	Vice President
Janice C. Simmons	Vice President
Patricia C. Catoe	Vice President
W. Michael Altman	Vice President
Boyd W. Gainey, Jr.	Vice President
William Carl Purvis	Vice President
Bryan T. Huggins	Vice President
Virginia B. Hucks	Vice President
W. Page Ambrose	Vice President
L. Ray Wells	Vice President
L. Kay Benton	Vice President
Richard A. Cox	Vice President
Gail S. Sansbury	Vice President
Roger L. Sweatt	Assistant Vice President
Timothy L. Phillips	Assistant Vice President
Helen A. Johnson	Assistant Vice President
Elaine H. Hughes	Assistant Vice President
Gwynn D. Branton	Assistant Vice President
Tammy S. Scarberry	Assistant Vice President
D. Scott Hucks	Assistant Vice President
Carlis L. Causey	Assistant Vice President
Jeffrey P. Singleton	Assistant Vice President
C. Joseph Cunningham	Assistant Vice President
Sherry S. Sawyer	Banking Officer
Rebecca G. Singleton	Banking Officer
Josephine C. Fogle	Banking Officer
Debra B. Johnston	Banking Officer
Freeman R. Holmes, Jr.	Banking Officer
Doris B. Gasque	Banking Officer
Jennie L. Hyman	Banking Officer
Marsha S. Jordan	Banking Officer
Sylvia G. Dorman	Banking Officer
Marcie T. Shannon	Banking Officer
Caroline P. Juretic	Banking Officer
Sheila A. Graham	Banking Officer
John H. Sawyer, Jr	Banking Officer
Nicole Scalise	Banking Officer
Janet F. Carter	Banking Officer
Dawn L. DePencier	Banking Officer
Steven D. Martin	Banking Officer
Carol M. Butler	Banking Officer
W. Eugene Gore, Jr.	Banking Officer
James P. Jordan, III	Banking Officer
John M. Proctor	Banking Officer
Whitney H. Hughes	Banking Officer

TO OUR SHAREHOLDERS AND FRIENDS:

Despite a declining economy and an especially difficult period for the banking industry, Conway National experienced solid financial performance through the first three quarters of 2008. Net income for the nine months ended September 30, 2008 totaled $7,062,000, down 6.1% from $7,517,000 earned for the same period in 2007. On a per share basis, earnings declined 3.4% from $8.72 in 2007 to $8.42 in 2008. Total assets remained steady at $853.5 million at September 30, 2008, with capital at $86.0 million.

As of September 30, 2008, total assets were $853,490,000, an increase of .5% over September 30, 2007; total deposits amounted to $686,016,000, an increase of 1.2% over the previous year; loans totaled $588,371,000, an increase of 4.5% from 2007; and investment securities were $198,725,000, a decrease of 4.7% from the prior year. Total federal funds purchased and securities sold under agreement to repurchase were $60,812,000 at September 30, 2008 as compared to $72,792,000 at September 30, 2007, a decline of 16.5%. Stockholders' equity totaled $85,970,000 at September 30, 2008, resulting in a book value of $103.28 per share.

Net income for the quarter ended September 30, 2008 of $7,062,000 represents an annualized return on average assets of 1.09% and an annualized return on average stockholders' equity of 11.26%, which compare very favorably to peer and industry performances but are lower than historical returns experienced by the Bank. Bank earnings are primarily the result of the Bank's net interest income, which increased 2.7% from $23,121,000 for the nine-month period ended September 30, 2007 to $23,754,000 for the nine-month period ended September 30, 2008. Other factors which affect earnings include the provision for possible loan losses, other expense, and other income. The provision for possible loan losses increased significantly, 133.0%, from $581,000 for the first nine months of 2007 to $1,354,000 for the first nine months of 2008. The allowance for loan losses, as a percentage of net loans, was increased to 1.17% at September 30, 2008 as compared to 1.15% at September 30, 2007. Noninterest expenses increased 6.6% from $16,309,000 to $17,378,000 and noninterest income increased 8.9% from $5,160,000 to $5,620,000 during the same period. Noninterest expenses increased overall due to additional staffing, increased compensation, increased health care costs, increased network and telecommunications expense, increased FDIC insurance premiums, and a decline in deferred loan costs. Noninterest income increased due to an increase in service charges on deposit accounts and increased noninterest miscellaneous income.

Conway National maintained solid earnings for the first three quarters of 2008. Although earnings declined for the first nine months of 2008 compared to 2007 and historical returns, Conway National performed very well in comparison to peer banks and to other banks operating within our market. Local economic activity softened significantly during the second half of 2007 and has declined dramatically throughout 2008, resulting, in part, in an increase in loan losses, which continue to remain well manageable. Additionally, the Bank has addressed significant declines in market interest rates, which generally negatively impact earnings.

During the first three quarters of 2008, the banking industry has experienced historical events, many unprecedented. These include the failures and mergers of several banks and thrifts, the Federal takeover of the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal National Mortgage Association (Fannie Mae), the acquisition and pending mergers of four of the five largest investment banking firms in the United States, and the passage of a multi-hundred billion dollar Federal financial industry bailout, including provisions for direct investment in banks by the U.S. Federal Government. These events stem from liquidity and profitability issues as a consequence of mounting losses from the subprime mortgage market and the industry's substantial exposure to speculative real estate lending. Throughout this situation, Conway National has continued firm and strong, maintaining a healthy liquidity position, above average profitability, and a substantial capital position.

As our area and our country weather this continuing economic downturn, Conway National will remain steadfast to its conservative and prudent banking practices; and, as always, we are very appreciative of your continued support. We look forward to the future and continuing to build your bank steeped in our traditions of exceptional customer service, trust, and dedication to all of the communities we serve.

W. Jennings Duncan, President
CNB Corporation and The Conway National Bank

CNB CORPORATION

and

THE CONWAY NATIONAL BANK

CNB The Conway National Bank
CORPORATION

FINANCIAL REPORT

SEPTEMBER 30, 2008

www.conwaynationalbank.com

CNB CORPORATION AND SUBSIDIARY
Conway, South Carolina

CONSOLIDATED BALANCE SHEET
(Unaudited)

ASSETS:	Sept. 30, 2008	Sept. 30, 2007
Cash and due from banks	$ 18,110,000	$ 18,255,000
Investment securities:		
Obligations of United States government sponsored enterprises	169,181,000	185,005,000
Obligations of states and political subdivisions	26,766,000	21,600,000
Other securities	2,848,000	1,985,000
Total investment securities	198,795,000	208,590,000
Federal funds sold and securities purchased under agreement to resell	20,000,000	30,500,000
Loans	588,371,000	562,831,000
Less allowance for loan losses	(6,792,000)	(6,389,000)
Net loans	581,579,000	556,442,000
Bank premises and equipment	23,003,000	22,544,000
Other assets	12,003,000	12,735,000
Total assets	$ 853,490,000	$ 849,066,000

LIABILITIES AND STOCKHOLDERS' EQUITY:		
Liabilities:		
Deposits:		
Noninterest-bearing	$ 111,473,000	$ 125,115,000
Interest-bearing	574,543,000	552,685,000
Total deposits	686,016,000	677,800,000
Federal funds purchased and securities sold under agreement to repurchase	60,812,000	72,792,000
Other short-term borrowings	13,793,000	5,817,000
Other liabilities	6,899,000	7,967,000
Total Liabilities	767,520,000	764,376,000
Stockholders' Equity:		
Common stock, par value $10.00 per share: Authorized 1,500,000; issued 868,422 in 2007 and 2008	8,684,000	8,684,000
Capital in excess of par value of stock	55,951,000	55,939,000
Retained earnings	26,110,000	21,320,000
Net unrealized holding gains on available-for-sale securities	1,025,000	76,000
Less treasury stock	(5,800,000)	(1,329,000)
Total stockholders' equity	$ 85,970,000	$ 84,690,000
Total liabilities and stockholders' equity	$ 853,490,000	$ 849,066,000

CONSOLIDATED STATEMENT OF INCOME
(Unaudited)

	Nine Months Ended	
INTEREST INCOME:	Sept. 30, 2008	Sept. 30, 2007
Interest and fees on loans	$ 30,653,000	$ 32,872,000
Interest on investment securities:		
Taxable investment securities	6,070,000	5,234,000
Tax-exempt investment securities	815,000	661,000
Other securities	88,000	81,000
Interest on federal funds sold and securities purchased under agreement to resell	532,000	1,188,000
Total interest income	38,158,000	40,036,000
INTEREST EXPENSE:		
Interest on deposits	13,154,000	14,790,000
Interest on federal funds purchased and securities sold under agreement to repurchase	1,077,000	2,076,000
Interest on other short-term borrowings	173,000	49,000
Total interest expense	14,404,000	16,915,000
Net interest income	23,754,000	23,121,000
Provision for loan losses	1,354,000	581,000
Net interest income after provision for loan losses	22,400,000	22,540,000
Noninterest income:		
Service charges on deposit accounts	2,863,000	2,690,000
Gains on securities	0	9,000
Other operating income	2,757,000	2,461,000
Total noninterest income	5,620,000	5,160,000
Noninterest expenses:		
Salaries and employee benefits	11,152,000	10,412,000
Occupancy expense	2,354,000	2,406,000
Other operating expenses	3,872,000	3,491,000
Total noninterest expenses	17,378,000	16,309,000
Income before income taxes	10,642,000	11,391,000
Income tax provision	3,580,000	3,874,000
Net Income	$ 7,062,000	$ 7,517,000

Per share:		
Net income per weighted average shares outstanding	$ 8.42	$ 8.72
Cash dividend paid per share	$ 0	$ 0
Book value per actual number of shares outstanding	$ 103.28	$ 98.52
Weighted average number of shares outstanding	838,345	862,510
Actual number of shares outstanding	832,370	859,617

Member Federal Reserve System • Member FDIC